DOCUMENT
TYPE-40-17F2
SEQUENCE-1
FILENAME-r4017f2-073004.txt
DESCRIPTION-MELLON FUNDS TRUST
TEXT


		United States
          SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 2006
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.15

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  July 30, 2004

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

  Mellon Funds Trust
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4. Address of principal executive office (number,street,city, state,zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Mellon Funds Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Mellon Funds Trust
(comprised of Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund, Mellon Bond Fund,
Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government Securities Fund, Mellon National Intermediate Municipal Bond Fund,
Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund, Mellon Balanced Fund, Mellon Money Market Fund and Mellon National Money Market Fund) (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of July 30, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board
(United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 30, 2004, and with respect to agreement of security purchases and sales, for the period from May 28, 2004
(the date of our last examination), through July 30, 2004:
1. 	Examination of Mellon Bank N.A.'s (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2. 	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held
in safekeeping by Custodian but not included in 1) and 2) above;
4. 	Reconciliation between the Funds' accounting records and the custodian's records as of July 30, 2004 and verified reconciling items;
5.	Agreement of pending trade activity for each Fund as of July 30,
2004 to documentation of corresponding subsequent cash receipts or payments;
6.	Agreement of Dreyfus Family of Funds' trade tickets for eight urchases and seven sales or maturities for the period May 28, 2004
(the date of our last examination) through July 30, 2004, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
7. 	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records;
8.	We reviewed Mellon Global Securities Services Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report")
for the period January 1, 2004 through June 30, 2004 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation nd functioned adequately from July 1, 2004 through July 30, 2004.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Mellon Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 30, 2004, with respect to securities reflected in the investment account of the Funds is fairly tated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used y anyone other than these specified parties.


KPMG LLP

New York, New York
October 28, 2004




October 28, 2004


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Mellon Funds Trust (comprised of Mellon Large Cap
Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon mall Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund, Mellon Bond Fund, Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government Securities Fund, Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund, Mellon Balanced Fund, Mellon Money Market Fund and Mellon National Money Market Fund) (the "Funds"), are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 30, 2004 and from May 28, 2004 through July 30, 2004.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of July 30, 2004, and from May 28, 2004 through July 30, 2004 with respect to securities reflected in the investment accounts of the Funds.

Mellon Funds Trust




James Windels
Treasurer